Exhibit 99.1

Vision Marine Technologies and Four Winns set to Conquer the Electric Recreational Boat Market in Europe and North America

Support for Groupe Beneteau at the Dusseldorf International Boat Show and Participation in Blue Innovation Dock 2023

Montreal, Canada, January 17, 2023 - Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator within the performance electric recreational boating industry, is joining forces with Four Winns, a division of Groupe Beneteau (BEN-Euronext), to revolutionize the recreational boating market with their new H2e Bowrider, equipped with Vision Marine’s E-Motion™ 180 HP fully electric powertrain and motor.

The partnership between these two industry leaders represents a major step forward in the development of sustainable and high-performance electric boats. The combination of Four Winns' renowned boat design and Vision Marine cutting-edge technology results in a truly innovative and unparalleled product.

The H2e Bowrider is a game-changer for recreational boating, offering a quiet and emission-free boating experience, while still delivering the power and speed that boaters crave. The E-Motion™ 180 HP fully electric powertrain provides smooth and instant torque, allowing for a thrilling and responsive ride. The public and the boating industry can look forward to a revolutionary new era of sustainable and high-performance boating with the H2e Bowrider and the partnership between Vision Marine and Four Winns.

Vision Marine will be supporting and participating alongside Four Winns and Beneteau at the prestigious Düsseldorf International Boat Show, to be held January 21 – 29 2023. This is the world’s largest water sports trade fair and one of the most important hubs for exchange of the industry.

“This is an incredible opportunity for Vision Marine to participate alongside Beneteau to showcase our technology and expand into the European market. We are thrilled to be supporting and partnering with Four Winns and Beneteau to bring the H2e Bowrider to the market. This is a truly exciting and innovative product, and we are confident that it will revolutionize the recreational boating market," stated Alex Mongeon, co-founder & CEO of Vision Marine.

This partnership demonstrates Vision Marine’s and Beneteau’s commitment to sustainable high-performance boating and positions the partnership as a leader in the industry.

The H2e Bowrider is just the beginning of what we expect will be a long-term collaboration, as both companies are currently working on developing new electric powertrain solutions for other recreational boats, within the Beneteau’s brand portfolio.

For more information on the H2e Bowrider and to place an order for the boat, please visit the following website, https://www.fourwinns.com/fourwinns-h2e.

About Four Winns

For almost 50 years, Four Winns has been building its international reputation as a manufacturer of refined and sophisticated open boats, easily customizable to meet the needs and desires of boat owners worldwide. Four Winns continues to be the American reference in timeless powerboat design and construction. Founded in Cadillac, Michigan, its iconic image serves as a basis to consistently evolve products and features across all markets by developing style icons perfectly shaped with a love for details. With a deep commitment to a carefree, instinctive boating experience, Four Winns strives to exceed in comfort, convenience, and operation ease – a true reward from the moment you step aboard.

About Groupe Beneteau

A global market leader, Groupe Beneteau, thanks to its Boat Division’s 11 brands, offers nearly 180 recreational boat models serving its customers’ diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the charter, boat club, marina, digital and financing sectors. Leading the European leisure homes market, the three brands from the Group’s Housing division offer a comprehensive range of leisure homes, lodges and pods that combine eco-design with high standards of quality, comfort, and practicality. With its international industrial capabilities and global sales network, the Group employs 7,600 people, primarily in France, the US, Poland, Italy, Portugal, and China.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of its partnership with Four Winns, future plans with Four Winns and the Beneteau brand portfolio, and the integration of its electric powertrains, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com